Exhibit 99.2

Sinovac Provides Update on Going Private Transaction

BEIJING, February 7, 2018 / PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, today announced that, in connection with its previously announced going private transaction, the Company has filed a going-private transaction statement on Schedule 13E-3 (as amended, the "Going-Private Statement") with the United States Securities and Exchange Commission (the "SEC"). Attached as an exhibit to the Going-Private Statement is a preliminary proxy statement (the "Preliminary Proxy Statement"). The Company expects to file an amended Going-Private Statement, including a definitive proxy statement (which will be substantially in the same form as the Preliminary Proxy Statement and used in connection with a special meeting of shareholders) as an exhibit, with the SEC in due course.

As described more fully in the Going-Private Statement and the Preliminary Proxy Statement, the business to be transacted at the special meeting of shareholders includes shareholder approval of a proposal to authorize and approve an amalgamation agreement (the “Amalgamation Agreement”) among the Company, Sinovac (Cayman) Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, and Sinovac Amalgamation Sub Limited, an international business corporation incorporated under the laws of Antigua and Barbuda and a wholly-owned subsidiary of Parent, and the transactions contemplated by the Amalgamation Agreement, including the proposed amalgamation (collectively, the “Transactions”). The Amalgamation Agreement and the Transactions are more fully described in the Going-Private Statement and the exhibits attached thereto, including the Preliminary Proxy Statement. In addition, a copy of the Amalgamation Agreement is attached as an exhibit to the Preliminary Proxy Statement. The Company's shareholders are urged to review the Going-Private Statement and all of the exhibits thereto, including the Preliminary Proxy Statement and the Amalgamation Agreement, for more information regarding the Amalgamation Agreement and the Transactions.

This press release is issued for information purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law. Neither the SEC nor any state securities commission has approved or disapproved of the Transactions, or passed upon the adequacy or accuracy of this press release, or the merits or fairness of the Transactions. Any representation to the contrary is a criminal offense.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information, please visit the Company's website at www.sinovac.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S: 1-646-308-1707

Email: william.zima@icrinc.com